FOR IMMEDIATE RELEASE: February 20, 2013	PR 13-4

Atna Announces Annual General Meeting & Adoption of
Advance Notice Policy & Majority Voting Policy

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) announces that the Company will hold its Annual General Meeting (the “Meeting”) of shareholders on Tuesday, May 7, 2013 at 1:00 p.m. (Pacific Daylight Time) at the Terminal City Club in Vancouver, British Columbia, Canada. All shareholders of record as of March 22, 2013 are entitled to vote at the Meeting in person or by proxy.

The Company further announces the approval by its board of directors (the “Board”) of an advance notice policy (the "Advance Notice Policy"). The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors.

Among other things, the Advance Notice Policy includes a provision that requires advance notice to be given to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the British Columbia Business Corporations Act (the “Act”); of (ii) a shareholder proposal made pursuant to the provisions of the Act. The Advance Notice Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company in order for a nominee to be eligible for election.

In the case of an annual meeting, notice to the Company must be given no fewer than 30 nor more than 65 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is fewer than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement.

In the case of a special general meeting that is not also an annual meeting, notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Policy is effective as of the date it was approved. In order for the Advance Notice Policy to remain in effect following conclusion of the Meeting, it must be ratified by an ordinary resolution of the shareholders at the Meeting. Pursuant to the Advance Notice Policy, the deadline for notice of director nominations for the Meeting is April 7, 2013.

The Company also announces that the Board has adopted a majority voting policy (the “Majority Voting Policy”) with respect to the election of directors in uncontested elections. In the event that a nominee receives more “withheld” than “for” votes in an uncontested election, he or she will be expected to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board, on the recommendation of the corporate governance committee, will make its decision and announce it in a news release within 90 days after the shareholder meeting at which the candidacy of the director was considered.

The full text of the Advance Notice Policy and the Majority Voting Policy are available on SEDAR at www.sedar.com. Further details regarding the Meeting will be contained in a Management Information Circular that will be mailed to shareholders of the Company and filed on SEDAR in due course.

For additional information on Atna Resources, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com